DOKKAEBIER
2021 Report

Dear investors,

We believed in our vision, but at times, the future looked challenging as we had to pivot multiple times as we were going through the pandemic. We still had to hustle a lot in 2021, making 1600+ door-to-door deliveries and supplying to over 160 b2b retailers like Bevmo, Total wine, Berkely Bowl, Gus' Market, and local restaurants.

2022 looks bright and promising to us. We are growing much faster than last year, and it seems like we are really building momentum. As things opened up, our 2022Q1 revenue doubled 2021Q1 revenue.

Without your help, it would not have been possible. Thanks for all the support so far. Please say hi when you visit us in Oakland. See you soon!

We need your help!

We will start working with distributors across California starting 2022. You will see us more at retailers like Wholefoods, H-marts, Molliestones, and local restaurants starting Q2 or Q3 of 2022. Please let your friends know when you see them on the shelf!

Also, we are close to signing a lease to open up a taproom in Oakland, CA! We will make an official announcement as soon as the lease is signed. When we do, please spread the word for us and bring your friends!

Sincerely,

Youngwon Lee

Founder, Chief Dokkaebi

Our Mission

We want to expand our footprint through collaborating with local breweries in each state. If the opportunity comes, we would like to tap into the international markets as well as open taprooms across the country working with local restaurateurs. We of course will be continuously experimenting with new and exciting flavors for our beer.

See our full profile



How did we do this year?

Report Card

















B+

The Good

Dokkaebier is now available in 70+ Bevmo locations across California

Dokkaebier won the Red Dot Design, Creative Communications, and RGD In-House design awards.

Dokkaebier was a finalist in the 2020 and 2021 Brewbound Pitch Slam Competition,

The Bad

We had to recall two batches of beer due to a production issue. Since then, we have partnered with a new brewery.

Raw material supply has been unstable due to the pandemic. We are looking to find a more stable supplier.

Due to inflation and supply chain issues, raw material and production costs have increased.

2021 At a Glance

January 1 to December 31

$95,828 +75%
Revenue

-$317,623
Net Loss

$85,123 +12X
Short Term Debt

$361,484
Raised in 2021

$141,000
Cash on Hand
As of 01/20/23

INCOME | BALANCE | NARRATIVE

Revenues
Profit
$54,834
$-344,152
$95,828
$-317,623
2020
2021

Net Margin: -331% **Gross Margin:** 100% **Return on Assets:** -473% **Earnings per Share:** -$39,702.88 **Revenue per Employee:** $15,971 **Cash to Assets:** 46% **Revenue to Receivables:** 296% **Debt Ratio:** 1,229%

DKB_2020_review_report_Final-feiqi_feiqicpacom-1-12__1_.pdf

Dokkaebier_Consolidated_Financials_and_CPA_Review_Report_2021.pdf

We ❤ Our 162 Investors

Thank You For Believing In Us

Avery Glasser	Hatem Rowaihy	Narae Chung	Maxine J Small	Fernando Orozco	Kristina Ogle	Form & Fiction Ventures
James Wolfgang Kuntz	Abdullah Al Mallak	Olamide Ajibesin	Form & Fiction Ventures	Dominick Savillo	Angie Lin	David Macario
Avery Glasser	Fernando Orozco	Sreecharan Sankaranaray...	Kenneth Ryu	Keywon Chung	Ye Joon Hwang	Matthew Cozens
Stijn De Wijs	Hubert Lo	Keeyong Han	Bob McCubbin	Eugene Kim	Phil Neumann	Keum Chae Min
Greg Kwangrog Kim	Yuya Jang	Jeffrey Metzger	Jared Skinner	Jason Chung	Sue Bertz	Jenny Seong
Jisung Oh	Justin D. Hein	Idalin Bobe	Jamie C	Jeany Mey	Neal Desai	Minyoung Lee
Yeji Yoon	Ana Chavez	William Schmitt	CI VK	Stuart Teal	Gaurav Kimothi	Katrina Oberhauser
Solomon Cape	Kennan Scott	Zack Gorman	M K	Dara Meinerth	Ivan Torres	David Suen
Nathaniel Jue	Christian Ward	Cecilia Yu	Simon Liu	Joung Yang	James Park	Ana Kolpin
Woo Sang Lee	Corey Chang	Hye Young Seo	Bruce A McGowan	Cynthia Johanson	Brian Song	Jun Lee
Haley Van Degrift	Anuthara Hegoda	Waylon Ng	Blake Person	Roy Oakley	James & Kyoko Robinson	Clayton Jones
Brittany Britton	Chu Shao	Michelle Rapp	Jeffrey Lee	Eun Joo Chang	Suchai Gumtrontip	James Adam Carter
Doyeon Kim	Rajeev Jain	Nicholas Ryu	David Troxell	Jeong Choi	Andrew Dombrowski	Daniel McElwee
Michael Haney	Kevin Oh	Lucien Laplanche	Tina Joh	Steven Liu	Jordan Klein	Andy Johnston











Joery Van Druten	Riley Scherer	Wolfgang Black	Dilys Yang	So Choi	David Francis	Veronica Sanchez
Jim Choo	Lizzy VanPatten	Jae Shin	Tom Nudell	Leo Young	Ian Winkler	Ryan Glenn
Paul Hletko	Esther Chong	George Le	Jaisoon Baek	Garland Xu	Jonathan Tan	Myungheon Chin
Vikas Chinnan	Janice Shin	Daniel Scdoris	Eric Kim	Steven Garrett	Ji Ho Shin	Peter Lee
Jesse Shepherd-Lykken	Rene GAYTAN	Jin Kim	Adam Muzika	Justin Woodard	Deirdre Bachman	John White
Michael Tallo	Louis Csontos	Rebecca Kim	Paul Bickerton	Jeong Choi	Ji Ho Shin	James Park
Roy Oakley	Veronica Sanchez	Wolfgang Black	Kristine Ashton-Magnuson	Eric Cain	David Cade	Dylan Christensen
Jon Souleles	Nai Saephan	Charles Graboyes	Scott Exner	Richard IKEDA	Chris Bonneau	Woo Sang Lee
Andrea Dondero	Philip Chung	Jae Jung	Robert Fernandes	Lina Park	Janet Lee	Andrew Nelson
Zach Lamberty						

Thank You!

From the Dokkaebier Team

Youngwon Lee

Founder, Chief Dokkaebi

Aaron Weshnak

Head Brewer

Graduating from the Brewing Program at UC Davis, he mastered his craft at some of California's most prestigious breweries like Russian River, Lost Coast, Sunset Reservoir and the Booth.

Jiah Park

Art Director

MA in Arts & Cultural Management from King's College London and BA Graphic Communication Design from Central Saint Martins. Jiah's specialty is in conceptualisation, brand identity and visual marketing.

Details

The Board of Directors

DIRECTOR	OCCUPATION	JOINED
Youngwon Lee	CEO @ DKB Brands Inc	2019

Officers

OFFICER	TITLE	JOINED
Youngwon Lee	CEO	2019

Voting Power

HOLDER	SECURITIES HELD	VOTING POWER
Youngwon Lee	8,006,250 Common Stock	100.0%

Past Equity Fundraises

DATE	AMOUNT	SECURITY	EXEMPTION
01/2020	$300,000	Safe	Section 4(a)(2)
05/2020	$62,700		Section 4(a)(2)
12/2020	$170,000	Safe	Section 4(a)(2)
04/2021	$39,563		Section 4(a)(2)
06/2021	$18,000		Section 4(a)(2)
11/2021	$148,921		4(a)(6)
12/2021	$155,000	Safe	Section 4(a)(2)
03/2022	$20,000		Section 4(a)(2)
05/2022	$320,000	Safe	Section 4(a)(2)
12/2022	$255,000	Safe	Section 4(a)(2)

The use of proceeds is to fund general operations.

Outstanding Debts

LENDER	ISSUED	AMOUNT	OUSTANDING	INTEREST	MATURITY	CURRENT?
CRF USA ⓘ	05/05/2020	$62,700	$0 ⓘ	1.0%		Yes
CRF USA ⓘ	04/29/2021	$39,563	$0 ⓘ	0.0%		Yes
Shopify ⓘ	06/21/2021	$18,000	$3,550 ⓘ	14.0%		Yes
Intuit Financing Inc.	03/24/2022	$20,000	$4,493 ⓘ	30.0%	03/24/2023	Yes

Related Party Transactions

None.

Capital Structure

CLASS OF SECURITY	SECURITIES (OR AMOUNT) AUTHORIZED	SECURITIES (OR AMOUNT) OUTSTANDING	VOTING RIGHTS
Common	10,000,000	8,006,250	Yes

	SECURITIES RESERVED FOR ISSUANCE UPON EXERCISE OR CONVERSION
Warrants:	0
Options:	1,993,750

Risks

As in all startup ventures, there is no guarantee of success and all invested funds could be lost. Shares are not publicly traded and you may not be able to exit when you choose.

We have a very experimental approach to crafting new beer recipes, but that does not mean that every brew that we create will be commercially successful.

COVID-19 can materially impact our business. It is unclear how long the COVID-19 pandemic will last and to what degree it could hurt our ability to generate revenues. For example, it could complicate our ability to procure materials and partnerships needed for production, or impact our ability to distribute to customers. There may be other effects stemming from this pandemic that are damaging to our company which we have not yet considered.

Manufacturing and selling alcohol requires local, state, and federal licenses. Laws and regulations could change impacting the business.

Business forecasts could prove to be off target and several unforeseen changes can change the course of the company's direction. However, if a business related opportunity presents itself that was outside the scope of initial forecasts, we will seize it. Additional funding may be necessary for future development.

Our business model currently relies upon contract brewers to craft our product. Brewing machinery and methodology may differ across each contract brewing facility. Unexpected occurrences at breweries can affect production. Fluctuations in taste can therefore occur.

Sourcing ingredients has become a logistical challenge during the Covid era. Due to shipping disruptions caused by the pandemic, there can be shortages of key ingredients and other supplies can affect production.

The Company is dependent on key personnel. The Company's success will depend upon the contributions of key personnel, especially the Founder. The Company's future success is also dependent upon its ability to attract and retain other highly qualified personnel. Competition for such personnel is intense, and the Company's inability to attract and retain additional key employees could have a material adverse effect on the Company's financial condition and operations.

Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

The Company may never receive a future equity financing or elect to convert the Securities upon such future financing. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an IPO. If neither the conversion of the Securities nor a liquidity event occurs, the Purchasers could be left holding the Securit ies in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions.

Description of Securities for Prior Reg CF Raise

Additional issuances of securities. Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured. The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Issuer repurchases of securities. The Company may have authority to repurchase its securities from shareholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests held by other similarly situated investors to the Investor, and create pressure on the Investor to sell its securities to the Company concurrently.

A sale of the issuer or of assets of the issuer. As a minority owner of the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the Investor will rely upon the executive management of the Company and the Board of Directors of the Company to manage the Company so as to maximize value for shareholders. Accordingly, the success of the Investor's investment in the Company will depend in large part upon the skill and expertise of the executive management of the Company and the Board of Directors of the Company. If the Board Of Directors of the Company authorizes a sale of all or a part of the Company, or a disposition of a substantial portion of the Company's assets, there can be no guarantee that the value received by the Investor, together with the fair market estimate of the value remaining in the Company, will be equal to or exceed the value of the Investor's initial investment in the Company.

Transactions with related parties. The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management and Board of Directors of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its shareholders. By acquiring an interest in the Company, the Investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest.

Minority Ownership

An Investor in the Company will likely hold a minority position in the Company, and thus be limited as to its ability to control or influence the governance and operations of the Company.

The marketability and value of the Investor's interest in the Company will depend upon many factors outside the control of the Investor. The Company will be managed by its officers and be governed in accordance with the strategic direction and decision-making of its Board Of Directors, and the Investor will have no independent right to name or remove an officer or member of the Board Of Directors of the Company.

Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured.

The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Exercise of Rights Held by Principal Shareholders

As holders of a majority-in-interest of voting rights in the Company, the shareholders may make decisions with which the Investor disagrees, or that negatively affect the value of the Investor's securities in the Company, and the Investor will have no recourse to change these decisions. The Investor's interests may conflict with those of other investors, and there is no guarantee that the Company will develop in a way that is optimal for or advantageous to the Investor. For example, the shareholders may change the terms of the articles of incorporation for the company, change the terms of securities issued by the Company, change the management of the Company, and even force out minority holders of securities. The shareholders may make changes that affect the tax treatment of the Company in ways that are unfavorable to you but favorable to them. They may also vote to engage in new offerings and/or to register certain of the Company's securities in a way that negatively affects the value of the securities the Investor owns. Other holders of securities of the Company may also have access to more information than the Investor, leaving the Investor at a disadvantage with respect to any decisions regarding the securities he or she owns. The shareholders have the right to redeem their securities at any time. Shareholders could decide to force the Company to redeem their securities at a time that is not favorable to the Investor and is damaging to the Company. Investors' exit may affect the value of the Company and/or its viability. In cases where the rights of holders of convertible debt, SAFES, or other outstanding options or warrants are exercised, or if new awards are granted under our equity compensation plans, an Investor's interests in the Company may be diluted. This means that the pro-rata portion of the Company represented by the Investor's securities will decrease, which could also diminish the Investor's voting and/or economic rights. In addition, as discussed above, if a majority-in-interest of holders of securities with voting rights cause the Company to issue additional stock, an Investor's interest will typically also be diluted.

Restrictions on Transfer

The securities offered via Regulation Crowdfunding may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

- to the issuer;

- to an accredited investor®;

- as part of an offering registered with the U.S. Securities and Exchange Commission; or

- to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Valuation Methodology for Prior Reg CF Raise

The offering price for the securities offered pursuant to this Form C has been determined arbitrarily by the Company, and does not necessarily bear any relationship to the Company's book value, assets, earnings or other generally accepted valuation criteria. In determining the offering price, the Company did not employ investment banking firms or other outside organizations to make an independent appraisal or evaluation. Accordingly, the offering price should not be considered to be indicative of the actual value of the securities offered hereby.

The initial amount invested in a SAFE is determined by the investor, and we do not guarantee that the SAFE will be converted into any particular number of shares of Preferred Stock . As discussed in Question 13, when we engage in an offering of equity interests involving Preferred Stock , Investors may receive a number of shares of Preferred Stock calculated as either (i) the total value of the Investor's investment, divided by the price of the Preferred Stock being issued to new Investors, or (ii) if the valuation for the company is more than the Valuation Cap, the amount invested divided by the quotient of (a) the Valuation Cap divided by (b) the total amount of the Company's capitalization at that time. Because there will likely be no public market for our securities prior to an initial public offering or similar liquidity event, the price of the Preferred Stock that Investors will receive, and/or the total value of the Company's capitalization, will be determined by our board of directors . Among the factors we may consider in determining the price of Preferred Stock are prevailing market conditions, our financial information, market valuations of other companies that we believe to be comparable to us, estimates of our business potential, the present state of our development and other factors deemed relevant. In the future, we will perform valuations of our stock (including both common stock and Preferred Stock) that take into account, as applicable, factors such as the following:

- unrelated third party valuations;

- the price at which we sell other securities in light of the relative rights, preferences and privileges of those securities;

- our results of operations, financial position and capital resources;

- current business conditions and projections;

- the marketability or lack thereof of the securities;

- the hiring of key personnel and the experience of our management;

- the introduction of new products;

the introduction of new products;

- the risk inherent in the development and expansion of our products;

- our stage of development and material risks related to our business;

- the likelihood of achieving a liquidity event, such as an initial public offering or a sale of our company given the prevailing market conditions and the nature and history of our business;

- industry trends and competitive environment;

- trends in consumer spending, including consumer confidence;

- overall economic indicators, including gross domestic product, employment, inflation and interest rates; and

- the general economic outlook.

We will analyze factors such as those described above using a combination of financial and market-based methodologies to determine our business enterprise value. For example, we may use methodologies that assume that businesses operating in the same industry will share similar characteristics and that the Company's value will correlate to those characteristics, and/or methodologies that compare transactions in similar securities issued by us that were conducted in the market.

Company

DKB Brands Inc
- Delaware Corporation
- Organized June 2019
- 6 employees

27 Moss Ln

Oakland CA 94608

http://www.enjoydkb.com

Business Description

Refer to the Dokkaebier profile.

EDGAR Filing

The Securities and Exchange Commission hosts the official version of this annual report on their EDGAR web site. It looks like it was built in 1989.

Compliance with Prior Annual Reports

Dokkaebier is current with all reporting requirements under Rule 202 of Regulation Crowdfunding.

All prior investor updates

You can refer to the company's updates page to view all updates to date. Updates are for investors only and will require you to log in to the Wefunder account used to make the investment.